# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PACS Group, Inc., CIK 0002001184
CUSIP: 69380Q107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 262 N. University Ave., Farmington, Utah (UT), 84025
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002014386

## Reporting persons
- Jason Hulse Murray: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 54,626,199; shared voting power 0; sole dispositive power 54,626,199; shared dispositive power 0; aggregate amount beneficially owned 54,626,199 (35.2% of the class)

## Item 1. Issuer
Name of issuer: PACS Group, Inc.
Address of issuer's principal executive offices: 262 N. University Ave., Farmington, UT, 84025

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Jason Hulse Murray (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o PACS Group, Inc., 262 N. University Ave., Farmington Utah 84025
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information below represents beneficial ownership of shares of Common Stock as of December 31, 2024, based upon 155,177,511 shares of Common Stock outstanding as of September 9, 2024, as disclosed in the Issuer's prospectus on Form 424B4 filed with the Securities and Exchange Commission.

The Reporting Person is the record holder of 54,626,199 shares of Common Stock.
Percent of class: 35.2
Sole power to vote or to direct the vote: 54,626,199
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 54,626,199
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Reporting Person and Mark Hancock are parties to a Stockholders Agreement (the "Stockholders Agreement"), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.
By virtue of the Stockholders Agreement and the obligations and rights thereunder, the Reporting Person acknowledges and agrees that he is acting as a "group" with Mr. Hancock within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Person expressly disclaims beneficial ownership over any shares of Common Stock that he may be deemed to beneficially own solely by reason of the Stockholders Agreement. Mr. Hancock is separately filing a Schedule 13G reporting his beneficial ownership of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Jason Hulse Murray: /s/ Jason Hulse Murray, Jason Hulse Murray (02/13/2025)